GEOSIM SERVICES INC.

TO: ALL APPLICABLE REGULATORY AUTHORITIES AND STOCK EXCHANGES

CONSENT OF EXPERT

Re: Viceroy Exploration Ltd. ("Viceroy")

I, Ronald G. Simpson, P.Geo., on behalf of myself and on behalf of GeoSim Services Inc. for which I am principal, hereby consent to the use and to the public filing of the technical report entitled "Mineral Resource Update, Gualcamayo Project, San Juan Province, Argentina" dated September 12, 2006 (the "Technical Report").

I hereby confirm that I have read the written disclosure contained in the press release of Viceroy dated September 6, 2006, and in the directors' circular of Viceroy dated September 6, 2006, and confirm that the information and summaries contained therein with respect to the subject matter of the Technical Report fairly and accurately represent the information in the Technical Report.

Ronald G. Simpson, P.Geo., on behalf of myself and on behalf of GeoSim Services Inc.

PROFESSIONAL PROVINCE OF R. G. SIMPSON BRITISH COLUMBIA GEOSCIENTIST

September 12, 2006
Vancouver, British Columbia